Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 30 September 2024

WOODSIDE COMPLETES OCI CLEAN AMMONIA ACQUISITION

Woodside has completed the acquisition of 100% of OCI Clean Ammonia Holding B.V., which holds its lower carbon ammonia project in Texas (Project), from OCI N.V. (together with its affiliates, OCI).1

The completion follows Woodside’s announcement on 5 August 2024 that it had entered into an agreement to acquire OCI’s 1.1 Mtpa Clean Ammonia Project. Following start up of carbon capture and sequestration, the Project will generate ammonia with less than 35% the lifecycle emissions intensity of unabated ammonia.2

Woodside CEO Meg O’Neill said the transaction positioned Woodside as an early mover in the growing lower carbon ammonia market.

“As a global energy provider, Woodside is focused on lower carbon ammonia and its increasingly important role in the world’s energy mix. The potential applications are in power generation, marine fuels and as an industrial feedstock, as it displaces higher-emitting fuels.

“Global ammonia demand is forecast to double by 2050 with lower carbon ammonia making up nearly two-thirds of total demand. Evolving decarbonisation policies have potential to attract a premium price for lower carbon ammonia.3

“The transaction will generate returns exceeding our capital allocation framework targets, with phase 1 of the Project expected to be free cash flow accretive from 2026. It also represents a material step towards delivering our Scope 3 investment and abatement targets.”4

The Project remains under construction and is targeting production of first ammonia from 2025 and lower carbon ammonia from 2026.5 OCI will manage the construction of the Project through provisional acceptance.

The all-cash consideration of approximately $2,350 million is inclusive of capital expenditure through completion of the first phase, with 80% paid and the remaining 20% to be paid at Project completion.

[1]	See disclaimer for information on “lower carbon ammonia”.
[2]	EU proposed standards calculation method for carbon intensity.
[3]	Source: Wood Mackenzie Global Ammonia Strategic Planning Outlook 2024, published 31 May 2024.
[4]	For more information on this transaction and Woodside’s Scope 3 targets, please refer to the announcement titled ‘Woodside to acquire OCI’s Clean Ammonia Project’, released 5 August 2024.
[5]	Production of lower carbon ammonia is conditional on supply of carbon abated hydrogen and ExxonMobil’s CCS facility becoming operational.

Contacts:

INVESTORS	MEDIA
Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Definitions

Woodside uses “lower carbon” to describe the characteristic of having lower levels of associated potential greenhouse gas (GHG) emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction, the timing of completion of other transactions, the timing of completion of Woodside’s projects and expectations regarding future expenditures and future results of projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

A detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

All information included in this announcement, including any forward-looking statements, reflects Woodside’s views held as at the date of this announcement and, except as required by law or regulation, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this announcement after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.